UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN - 6 2002
1086

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

02038188

Financial Statements of Parent Company,
Dunlop Standard Aerospace Group Limited
Related to the Results
For the 12 Months ended December 31, 2001

Commission file number
333-10886

Dunlop Standard Aerospace Holdings plc
(Exact name of registrant as specified in its charter)

Holbrook Lane
Coventry CV6 4AA
United Kingdom
(Address of principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes | | No | X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc.
(Registration No. 333-10886).

David Unruh
Chief Financial Officer
Dunlop Standard Aerospace Holdings plc

PROCESSED
JUN 07 2002
THOMSON
FINANCIAL

June 5, 2002

ACCESSION NUMBER:	
CONFORMED SUBMISSION TYPE:	6-K
PUBLIC DOCUMENT COUNT:	1
CONFORMED PERIOD OF REPORT:	2001 12 31
FILED AS OF DATE:	2002 06 05

FILER:

COMPANY DATA:

COMPANY CONFORMED NAME:	DUNLOP STANDARD AEROPSPACE HOLDINGS PLC
CENTRAL INDEX KEY:	
STANDARD INDUSTRIAL CLASSIFICATION:	4581f / 3724
IRS NUMBER:	N/A
STATE OF INCORPORATION:	FOREIGN ISSUER
FISCAL YEAR END:	12/31

FILING VALUES:

FORM TYPE:	6-K
SEC ACT:	SECTION 8 (a) OF THE SECURITIES ACT OF 1933
SEC FILE NUMBER:	333-10886

BUSINESS ADDRESS:

STREET 1:	HOLBROOK LANE
STREET 2:	
CITY:	COVENTRY
STATE:	CV6 4AA, UNITED KINGDOM
BUSINESS PHONE:	204-987-8860 (Canada)

MAIL ADDRESS:

STREET 1:	C/O Ste. 500 – 1780 WELLINGTON AVENUE
CITY:	WINNIPEG
STATE:	MANITOBA, CANADA R3H 1B3

Dunlop Standard Aerospace Group Limited

Report and Group Accounts
(Registered Number: 3573726)

31 December 2001

Contents

Registered Number: 3573726

Directors

D W Shaw (Canadian)
D E Unruh (Canadian)
N E Doughty
K J Terry
K Luzak (American)

Secretary

BP Walton-Knight

Auditors

PricewaterhouseCoopers
Victoria House
76 Milton Street
Nottingham
NG1 3QY

Solicitors

Lovell White Durrant
65 Holborn Viaduct
London
EC1A 2DY

Wragge & Co
55 Colmore Row
Birmingham
B3 2AS

Skadden, Arps, Slate, Meagher & Flom
One Canada square
Canary Wharf
London
E14 5DS

Registered Office

Holbrook Lane
Coventry
CV6 4AA

The directors submit their report and audited accounts of the company and group for the year ended 31 December 2001.

Principal Activity

The principal activity of the company is that of a holding company for a number of businesses serving the aerospace and defence market. These businesses provide services for gas-turbine engine and accessory repair and overhaul, and the design and manufacture of wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, air/oil separators, actuators and customised high technology rubber and polymer products.

Results and Dividends

The profit for the year, after taxation, amounted to £20,754,000 *(year ended 31 December 2000: £17,345,000)*.

The directors do not recommend the payment of a dividend in respect of the ordinary share capital of the company *(year ended 31 December 2000: £nil)*. The undeclared dividend on the 10% cumulative redeemable preference shares is £14,586,000 for the year ended 31 December 2001 *(year ended 31 December 2000: £14,586,000)*.

Review of the Business and Future Developments

Overall, our 2001 operations have shown continued good growth, with group turnover up 16% and group operating profit up over 9% over 2000.

Engine Repair & Overhaul Division ("Engine R&O") revenue growth of 20% reflected strong growth in AE3007 and continued revenue growth from the Kelly Air Force Base contract awarded in 1999. Engine R&O underlying operating profit (excluding currency movements and central costs) grew 10.6% reflecting the strong sales growth, albeit in the lower margin newer programmes. A highlight of the year was the awarding in September of a CF34 franchise by General Electric. We plan to have the new CF34 facility set up and operational in Winnipeg by the summer of 2002.

Design and Manufacturing Division (previously referred to as Aviation Parts Manufacturing Division) revenue growth of 9% reflected strong growth in wheel and brake programmes, and resulted in underlying operating profit growth (excluding currency movements and central costs) of 7.3% for 2001. A highlight of the year was the win, in conjunction with Honeywell Systems, of a major braking programme for the recently announced Joint Strike Fighter programme for the U.S.A.F. Development of this programme will start during 2002 but it is not expected that the first product delivery will take place for several years. We were also recently awarded, again in conjunction with Honeywell Systems, the major braking programme for the new Airbus A380 commercial aircraft.

Our results for 2001 were again positively affected by the decline of the pound against the US dollar. Had average exchange rates in 2001 been the same as in 2000 (£1=$1.52 instead of £1=$1.44), our turnover for 2001 would have been approximately £17.2 million lower, and our operating profit would have been approximately £1.3 million lower. Whilst beneficial to our trading performance the currency impact has increased both our finance costs, and the book value of our US dollar denominated debt.

Our operations continued to be cash generative in 2001. After allowing for the costs of servicing our debt, capital investment and tax payments our cash balances, net of bank overdrafts, at 31 December 2001 were £6.9 million lower than last year, reflecting payments for the initial investment in the new CF34 programme of approximately £8 million by year end. However our gearing levels have also continued to reduce during the year.

In general, the directors are pleased with the 2001 results and the progress made by the group's businesses. The directors look forward to building on this progress during 2002 whilst noting that growth rates may not reach the levels achieved in recent years.

Review of the Business and Future Developments....cont'd

The 2001 year end saw the retirement of our Chief Executive, Bob Hamaberg, who has led the group for many years in both its current structure and under previous ownership. His fellow directors wish to place on record their appreciation and recognition of the significant contribution made by him to the development of the group.

Directors and their Interests

The directors who served during the year were as follows:

R C Hamaberg (Resigned 8 March 2002)
D E Unruh
N E Doughty
K J Terry
K Luzak
D W Shaw (Appointed 31 December 2001)

The interests of the directors in the share capital of the company at 31 December 2001 and 31 December 2000 were as follows:

	31 December 2001 *'A' Ordinary shares of 50p each*		*31 December 2000* *'A' Ordinary shares of 50p each*	
	Number held	*Number of options*	*Number held*	*Number of options*
R C Hamaberg	91,000	101,000	91,000	101,000
D E Unruh	28,000	89,000	28,000	89,000
N E Doughty	-	-	-	-
K J Terry	-	-	-	-
K Luzak	50,000	-	50,000	-
D W Shaw	30,153	91,153		

The directors did not exercise any options during the current or previous year.

N E Doughty is a director and shareholder of Doughty Hanson & Co Limited, a company which acts as a general partner for a series of UK Limited Partnerships. These UK Limited Partnerships had the following interests in the share capital of the company:

	Number of shares *31 December 2001*	*31 December 2000*
Ordinary shares of 50 pence each	-	-
'A' Ordinary shares of 50 pence each	-	-
'B' Ordinary shares of 50 pence each	13,500,000	13,500,000
10% Cumulative redeemable preference shares of £1 each	145,862,000	145,862,000

Full details in respect of all share options are provided in note 18 to the accounts. The share options may be exercised at any time at an exercise price of £1 and lapse on 29 September 2008.

Employees

Each business unit in the group is encouraged to make its employees aware of the financial and economic factors affecting its performance. Business units develop their own consultative policies such as regular management briefings. Communication of matters affecting the individual business units and the group as a whole is via means such as notice boards, electronic mail and in-house newsletters.

The group pursues a policy of providing, wherever practicable, the same employment opportunities to disabled persons as to others.

Research and Development

The group continually invests in research and development. The directors regard investment in these areas as a pre-requisite for success in the future. During the current year the total expenditure on research and development, net of recoveries from customers, was £3.5 million of which £1.75 million was capitalised within intangible fixed assets *(year ended 31 December 2000: total expenditure of £4.8 million, net of recoveries, of which £3.2 million was capitalised).*

Charitable and Political Donations

Charitable donations during the year ended 31 December 2001 amounted to £37,270 *(year ended 31 December 2000 £27,190)*.

Political contributions during the year ended 31 December 2001 amounted to £1,087 *(year ended 31 December 2000: £3,289)* and relate entirely to North America. Contributions in excess of £200 were made to the Liberal Party of Canada (£857).

Land and Buildings

In the opinion of the directors, there is no material difference between the book value and current fair market value of the group's properties.

Supplier Payment Policy

Operating companies are responsible for agreeing terms and conditions, including terms of payment, under which business transactions with their suppliers are conducted. It is group policy that suppliers are made aware of such terms of payment and that payments to suppliers are made in accordance with these terms, provided that the supplier is also complying with all relevant terms and conditions. Group trade creditors at 31 December 2001 were equivalent to 93 days of purchases during the year ended on that date *(year ended 31 December 2000: 79 days)*. The company does not have any trade creditors enabling it to produce creditor information for this purpose.

Auditors

PricewaterhouseCoopers have expressed their willingness to continue in office, and accordingly a resolution proposing their re-election and authorising the directors to fix their remuneration will be put to the annual general meeting.

Statement of Directors' Responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit or loss of the group for that year. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts;
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By Order of the Board

D E Unruh
Director
30 April 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Victoria House
76 Milton Street
Nottingham NG1 3QY
Telephone +44 (0) 115 947 3000
Facsimile +44 (0) 115 947 2660

Independent Auditors Report to the Members of
Dunlop Standard Aerospace Group Limited

We have audited the accounts which comprise the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of cash flows, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the accounts in accordance with the relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you, if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group at 31 December 2001 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Nottingham

30 April 2002

PricewaterhouseCoopers is the successor partnership to the UK firms of Price Waterhouse and Coopers & Lybrand. The principal place of business of PricewaterhouseCoopers and its associate partnerships, and of Coopers & Lybrand, is 1 Embankment Place, London WC2N 6NN. The principal place of business of Price Waterhouse is Southwark Towers, 32 London Bridge Street, London SE1 9SY. Lists of the partners' names are available for inspection at those places.

All partners in the associate partnerships are authorised to conduct business as agents of, and all contracts for services to clients are with, PricewaterhouseCoopers. PricewaterhouseCoopers is authorised by the Institute of Chartered Accountants in England and Wales to carry on investment business

	Year ended 31 December 2001 £'000	Year ended 31 December 2000 £'000
Turnover *(note 2)*	444,904	384,114
Operating costs less other operating income *(note 3)*	(369,215)	(314,851)
EBITDA	94,175	83,020
Depreciation and amortisation	(18,486)	(13,757)
Operating profit *(note 2)*	75,689	69,263
Net finance costs *(note 6)*	(41,930)	(40,685)
Profit on ordinary activities before taxation *(note 4)*	33,759	28,578
Taxation *(note 7)*	(13,005)	(11,233)
Profit for the financial period	20,754	17,345
Undeclared preference dividend appropriation *(note 18)*	(14,586)	(14,586)
Retained profit for the financial period *(note 19)*	6,168	2,759

The above results are stated on an historical cost basis and are in respect of continuing operations.

The accompanying notes are an integral part of these accounts.

	Group 31 December 2001 £'000	*Company 31 December 2001 £'000*	*Group 31 December 2000 £'000*	*Company 31 December 2000 £'000*
Fixed assets				
Intangible fixed assets *(note 8)*	355,706	-	346,385	-
Tangible fixed assets *(note 9)*	174,697	-	159,160	-
Investments *(note 10)*	-	160,000	-	160,000
	530,403	160,000	505,545	160,000
Current assets				
Stocks *(note 11)*	68,496	-	64,490	-
Debtors *(note 12)*	125,273	392	132,232	393
Cash at bank and in hand *(note 13)*	40,598	-	37,219	-
	234,367	392	233,941	393
Creditors – Amounts falling due within one year *(note 14)*	(146,055)	-	(132,511)	(1)
Net current assets	88,312	392	101,430	392
Total assets less current liabilities	618,715	160,392	606,975	160,392
Creditors – Amounts falling due after more than one year *(note 15)*	(384,087)	-	(392,435)	-
Provisions for liabilities and charges *(note 17)*	(17,506)	-	(18,232)	-
	217,122	160,392	196,308	160,392
Share capital and reserves				
Called up share capital *(note 18)*	153,127	153,127	153,127	153,127
Share premium account *(note 19)*	7,265	7,265	7,265	7,265
Profit and loss account *(note 19)*	56,730	-	35,916	-
Total shareholders' funds	217,122	160,392	196,308	160,392
Analysed as:				
Equity interests	23,980	(32,750)	17,752	(18,164)
Non-equity interests *(note 18)*	193,142	193,142	178,556	178,556
	217,122	160,392	196,308	160,392

Approved by the board on 30 April 2002 and signed on its behalf:

D E Unruh
D W Shaw
Directors

The accompanying notes are an integral part of these accounts.

Statement of Total Recognised Gains and Losses for the year ended 31 December 2001

	Group Year ended 31 December 2001 £'000	*Company Year ended 31 December 2001 £'000*	*Group Year ended 31 December 2000 £'000*	*Company Year ended 31 December 2000 £'000*
Profit for the financial period before dividends	20,754	-	17,345	-
Exchange adjustments	60	-	2,432	-
Total recognised gains and losses	20,814	-	19,777	-

Reconciliation of Movements in Shareholders' Funds for the year ended 31 December 2001

	Group Year ended 31 December 2001 £'000	*Company Year ended 31 December 2001 £'000*	*Group Year ended 31 December 2000 £'000*	*Company Year ended 31 December 2000 £'000*
Profit for the financial period	20,754	-	17,345	-
Undeclared preference dividend	(14,586)	(14,586)	(14,586)	(14,586)
	6,168	(14,586)	2,759	(14,586)
Exchange adjustments	60	-	2,432	-
New shares issued (including premium), net of issue costs	-	-	392	392
Add-back undeclared preference dividend	14,586	14,586	14,586	14,586
Net increase in shareholders' funds	20,814	-	20,169	392
Shareholders' funds at beginning of period	196,308	160,392	176,139	160,000
Shareholders' funds at end of period	217,122	160,392	196,308	160,392

	Year ended 31 December 2001 £'000	Year ended 31 December 2000 £'000
Net cash inflow from operating activities (note 25)	80,632	80,876
Returns on investments and servicing of finance		
Interest received	1,202	1,154
Interest paid	(41,467)	(38,292)
Finance lease interest paid	(12)	(39)
Net cash (outflow) from returns on investments and servicing of finance	(40,277)	(37,177)
Taxation		
UK tax paid	(2,972)	(2,983)
Overseas tax paid	(5,955)	(8,242)
Tax paid	(8,927)	(11,225)
Capital expenditure		
Payments to acquire tangible fixed assets	(28,513)	(22,738)
Proceeds from sale of tangible fixed assets	1,909	835
Development costs and licensing and OEM authorisation fees	(9,319)	(4,575)
Net cash (outflow) from capital expenditure	(35,923)	(26,478)
Net cash (outflow)/inflow before use of liquid resources and financing	(4,495)	5,996
Management of liquid resources		
Short-term bank deposits	(11,381)	-
	(11,381)	-
Financing		
Issue of equity shares *(note 18)*	-	392
Bank loans repaid *(note 26)*	(10,240)	(15,525)
Bank loans drawn *(note 26)*	19,000	-
Capital element of finance lease repayments *(note 26)*	(352)	(209)
Net cash inflow/(outflow) from financing	8,408	(15,342)
(Decrease) in cash (note 26)	(7,468)	(9,346)

The accompanying notes are an integral part of these accounts.

1 Accounting Policies

The accounts are prepared under the historical cost convention, and in accordance with applicable accounting standards in the United Kingdom and the Companies Act 1985, except as regards the specific provisions of the Act relating to the amortisation of goodwill as explained in note 8. The directors consider that the accounting policies set out below are the most appropriate and have been consistently applied. FRS 18 'Accounting Policies' has been adopted but this has had no impact on the 2001 results. The transitional arrangements of FRS 17 'Retirement Benefits' have been adopted which require additional disclosures in respect of retirement benefits, as set out in note 21.

Basis of consolidation

The consolidated accounts comprise the accounts of the company and all its subsidiary undertakings. The accounts of all subsidiaries are made up to the same date as those of the company and are prepared in accordance with group accounting policies.

Under the provisions of section 230 of the Companies Act 1985 no profit and loss account has been presented for the holding company. The result attributable to shareholders dealt with in the accounts of the holding company is £nil *(year ended 31 December 2000: £nil).*

Goodwill arising on acquisitions

Goodwill, representing the excess of the purchase consideration over the fair value of the net separable assets acquired, is capitalised. Goodwill is amortised over an appropriate period, unless there is clear evidence of the durability of goodwill when an indefinite life is appropriate. Goodwill being amortised over a period exceeding 20 years, or where not amortised at all as is the case at 31 December 2001 and 31 December 2000, is reviewed annually for impairment by discounting estimated future cash flows of the individual businesses at an appropriate discount rate. The discount rate used is typically the group's weighted average cost of capital. Goodwill is denominated in the functional currency of the acquired company.

Revenue recognition policies

Sales in the Design and Manufacturing segment represent the invoiced value of goods supplied, excluding intra-group transactions and value added tax. Revenue is recognised upon shipment.

Revenue recognised on Engine Repair & Overhaul maintenance is recorded on a percentage of completion basis as costs become reasonably certain at each stage of the process. Costs incurred in each profit and loss account period are marked up at an average margin. Provisions are made for any loss making contracts.

Maintenance work balances are included within stocks and are stated at costs incurred, less those transferred to the profit and loss account, after deducting payments on account not matched with turnover and any foreseeable losses. Any resulting excesses, for a particular contract, of foreseeable losses or payments on account are included under creditors.

Warranty provisions

Warranty provisions are made on the basis of anticipated costs in respect of warranty claims received and/or known of at the balance sheet date. The amounts provided are calculated using a best estimate, based on past experience, of the cost of making good products sold under warranty, which are subject to a claim or a known problem.

1 Accounting Policies....cont'd

Stocks

Stocks and work in progress are valued using the first-in first-out ("FIFO") principle at the lower of cost or net realisable value. Cost comprises the actual cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Provision is made for obsolete and slow moving items (principally formulae driven based on usage or activity levels) and for unrealised profits on items of intra-group manufacture.

Deferred costs, licences and OEM authorisation fees

Deferred costs comprise costs associated with Original Equipment Manufacturers ("OEM") including OEM licensing and authorisation fees necessarily incurred in obtaining principal supplier status and the provision of initial manufactured parts onto new aircraft. Deferred costs are amortised over the periods expected to benefit from receiving the status of "principal supplier", generally over terms ranging from 3 to 10 years, except OEM licensing fees which are amortised over the license periods ranging from 15 to 25 years.

Deferred costs are reviewed annually for impairment.

Deferred costs for 'initial manufactured parts provided' are included within debtors. Deferred licensing and OEM authorisation fees are included within intangible fixed assets.

Tangible fixed assets and depreciation

Capital additions are recorded at their purchased cost and do not include the capitalisation of any purchase related interest expense. Capital assets, other than freehold land, are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 - 50 years
Leasehold improvements	Over unexpired term of the lease
Within plant and machinery:	
Plant and machinery	13 years
Fork lift trucks	3 - 7 years
Moulds and tools	3 – 20 years
Rental engines	Based on hours of use
Office equipment	5 years
Furniture and fixtures	5 years
Computer hardware and software	3 - 5 years
Motor vehicles	4 years

Research and development

Research and development expenditure is expensed as incurred, with the exception of development expenditure on major projects that are undertaken where the related expenditure is separately identifiable and management are satisfied as to the ultimate commercial viability of the project based on all relevant available information. In such cases, the expenditure is included in development costs within intangible fixed assets and written off over the periods expected to benefit commencing with the launch of the product. Research and development expenditure recovered from customers is accounted for on a receivable basis where contractually committed otherwise on a receipts basis.

1 Accounting Policies....cont'd

Foreign currency translation

Profits and losses from overseas businesses are translated into sterling at average rates of exchange during the period. The re-translation of the retained earnings of overseas operations to period end rates is dealt with as a movement in reserves and is included in the Statement of Total Recognised Gains and Losses.

Currency differences arising from the translation at period end rates of the net investment in overseas businesses are taken to reserves, together with exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments. These gains and losses are also included in the Statement of Total Recognised Gains and Losses.

Assets and liabilities in foreign currency, which are to be settled at a contracted rate, are translated at the appropriate contract rate. All other assets and liabilities in foreign currency are translated at the period end rate. Exchange differences arising are taken to the profit and loss account.

All other exchange differences are included in the profit and loss account for the period.

Liquid resources

Liquid resources comprise short-term deposits of less than one year and investments which are readily realisable and held on a short-term basis.

For the purposes of the cash flow statement cash includes cash in hand and deposits repayable on demand (defined as those which can be withdrawn at any time without notice and without penalty or of a maturity or period of notice of not more than 24 hours).

Grants

Capital grants are treated as deferred income and released to the profit and loss account over the life of the asset to which they relate. The unamortised portions of such grants are included within accruals and deferred income. Revenue grants are credited to operating profit in the same period in which the expenditure to which they relate is charged.

Leases

Assets held under finance leases are capitalised as tangible fixed assets and depreciated over the shorter of the lease term or the appropriate economic life if owned outright. Interest is charged to the profit and loss account over the primary period of the lease using a constant rate of charge. Operating lease rentals are charged to the profit and loss account as incurred.

Deferred taxation

Provision is made for taxation resulting from timing differences between profits computed for taxation purposes and profits as stated in the accounts where there is a reasonable probability of payment or receipt in the foreseeable future. Provision is made at the rates of taxation anticipated to be in effect at the time the taxation is paid or recovered.

1 *Accounting Policies....cont'd*

Share option awards

Share options have been awarded to employees of the group. The difference between the market value of the option on the date of the grant of rights to shares and the cost to the employee is charged to the profit and loss account over the period from the date of award to the date at which the employee becomes unconditionally entitled to the shares.

Capital instruments

Shares are included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance cost recognised in the profit and loss account in respect of capital instruments other than equity shares is allocated to periods over the term of the instrument at a constant rate of charge based on the carrying amount.

The group participates in offset arrangements with certain banks whereby cash and overdraft amounts are offset against each other.

Pension costs

The group contributes to a number of defined benefit and defined contribution pension schemes including, in the US, 401k plans. The most significant pension arrangement is the Dunlop Aerospace Limited UK Pension Scheme in the UK, which is funded and defined benefit in nature providing benefits based on final pensionable pay. The assets of the scheme are held separately from those of the group, in an independently administered fund.

The contributions related to the expected costs of providing pensions under the defined benefit schemes are charged to the profit and loss account so as to spread the costs of pensions over the service lives of the participating employees with the group. The regular cost is attributed to individual years using the projected unit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet. The defined benefit pension charge is determined by a qualified actuary.

Pension contributions to the defined contribution pension schemes are charged to the profit and loss account as incurred.

2 *Segmental Analysis*

The group reports the results of its business divisions in two segments. Engine Repair & Overhaul and Design and Manufacturing (previously referred to as Aviation Parts Manufacturing, the change being to the name of the segment only). The Engine Repair & Overhaul segment primarily provides services for gas-turbine engine and accessory repair and overhaul. The Design and Manufacturing segment designs and manufactures wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, air/oil separators, actuators and customised high technology rubber and polymer products. Transactions between reportable segments are not material.

2 *Segmental Analysis....cont'd*

	Year ended 31 December 2001 Turnover £'000	Operating profit £'000	Net operating assets £'000	*Year ended 31 December 2000* Turnover £'000	Operating profit £'000	Net operating assets £'000
Design and Manufacturing	153,177	52,889	134,638	140,709	48,151	119,035
Engine Repair & Overhaul	291,727	22,800	173,302	243,405	21,112	151,844
	444,904	75,689	307,940	384,114	69,263	270,879
Net interest and finance charges		(41,930)			(40,685)	
Taxation		(13,005)			(11,233)	
Profit for the financial period		20,754			17,345	
Unallocated net liabilities			(6,177)			(5,995)
Goodwill			325,097			321,510
Taxation			(24,841)			(20,685)
Net debt			(384,897)			(369,401)
Shareholders' funds			217,122			196,308

Unallocated net liabilities principally relate to accrued interest payable and accrued head office expenses.

The group's major operations are located in Europe, North America, Singapore and Australia. Geographic segmental analysis in respect of operating profit and capital employed has not been disclosed as in the opinion of the directors such disclosure would be prejudiced to the group's interests.

Supplementary segment disclosures in respect of sales:

	Sales by Destination Year ended 31 December 2001 £'000	*Sales by Origin Year ended 31 December 2001 £'000*	*Sales by Destination Year ended 31 December 2000 £'000*	*Sales by Origin Year ended 31 December 2000 £'000*
United Kingdom	58,411	115,554	58,265	112,896
Other Europe	55,949	44,823	54,426	41,343
USA	248,299	165,760	184,605	99,491
Canada	45,309	102,597	46,347	116,543
Other Americas	6,958	453	9,367	281
Rest of the world	29,978	15,717	31,104	13,560
	444,904	444,904	384,114	384,114

3 *Operating Costs Less Other Operating Income*

Operating costs less other operating income may be analysed as follows:

	Year ended 31 December 2001 £'000	*Year ended 31 December 2000 £'000*
Changes in stocks of finished goods and work in progress	2,817	4,305
Raw materials and consumables	195,626	162,501
Employee costs *(note 5)*	109,058	96,994
Selling expenses	5,658	3,832
Depreciation and amortisation	18,486	13,757
Other operating charges less other operating income	37,570	33,462
	369,215	314,851

4 *Profit on Ordinary Activities Before Taxation*

Is stated after charging/(crediting):

		Year ended 31 December 2001 £'000	*Year ended 31 December 2000 £'000*
Depreciation	– owned assets	12,806	9,718
	– leased assets	69	124
Amortisation	– development costs	2,223	1,364
	– deferred costs	2,643	2,075
	– licence and OEM fees	745	476
Operating lease rentals	– land and buildings	4,682	2,496
	– plant and equipment	529	403
Capital grant release		(264)	-
Auditors' remuneration including expenses:			
	– audit services	366	326
	– other services	473	543
Loss on disposal of tangible fixed assets		79	179
Goodwill impairment charge		199	-
Research and development		1,759	1,645
Exchange differences		(942)	(1,452)

The parent company audit fee is £45,000 *(year ended 31 December 2000: £40,000)*.

5 *Employees and Directors*

Employee costs during the year (including directors) were as follows:

	Year ended 31 December 2001 £'000	*Year ended 31 December 2000 £'000*
Wages and salaries	97,165	86,416
Social security costs	6,643	6,224
Other pension costs *(note 21)*	5,250	4,354
	109,058	96,994

The average number of persons employed by the group during the year was as follows:

	Year ended 31 December 2001			*Year ended 31 December 2000*		
	Design and Manufacturing Number	*Engine Repair & Overhaul Number*	*Total Number*	*Design and Manufacturing Number*	*Engine Repair & Overhaul Number*	*Total Number*
Sales and administration	409	700	1,109	448	623	1,071
Manufacturing	920	1,748	2,668	864	1,745	2,609
Research and development	225	17	242	197	17	214
	1,554	2,465	4,019	1,509	2,385	3,894

Directors' remuneration

	Year ended 31 December 2001 £'000	*Year ended 31 December 2000 £'000*
Aggregate emoluments	496	523
Company pension contributions to defined contribution pension schemes	12	12
	508	535

The emoluments of the highest paid director, excluding pension contributions were £326,000 *(year ended 31 December 2000: £347,000)*. The company made contributions of £6,000 *(year ended 31 December 2000: £6,000)* to a defined contribution pension scheme in respect of the highest paid director. Additionally on retiring from the company this director received an additional payment of £641,000. No emoluments are included in the table above in respect of D W Shaw who was appointed a director on 31 December 2001.

Retirement benefits are accruing to three directors in office at the year end under separate money purchase pension schemes. No pension contributions are made on behalf of the other three directors.

No retirement benefits are accruing to any of the directors under group sponsored defined benefit pension schemes.

6 *Net Finance Costs*

	Year ended 31 December 2001 £'000	*Year ended 31 December 2000 £'000*
Interest receivable and similar income	(1,317)	(1,134)
Interest and similar charges payable on bank overdrafts	316	529
Interest and similar charges payable on bank loans repayable by instalment:		
- loans repayable wholly within five years	21,619	19,071
- loans repayable wholly or partly after five years	1,361	1,467
Interest and similar charges payable on Senior Notes	17,813	18,404
Finance lease interest	12	39
Amortisation of finance costs	2,126	2,309
	41,930	40,685

7 *Taxation*

	Year ended 31 December 2001 £'000	*Year ended 31 December 2000 £'000*
The tax charge comprises:		
UK Corporation Tax:		
Current period at 30% *(2000: 30%)*	5,036	(485)
Adjustments in respect of prior periods	509	1,154
	5,545	669
Overseas Tax:		
Current period	8,319	10,277
Adjustments in respect of prior periods	(467)	4,927
	7,852	15,204
Deferred taxation *(note 17)*		
UK	738	1,384
Overseas	(1,805)	(1,474)
Adjustments in respect of prior years	675	(4,550)
	(392)	(4,640)
Total tax charge	13,005	11,233
Current year	12,288	9,702
Adjustments in respect of prior years	717	1,531
	13,005	11,233

8 *Intangible Fixed Assets*

Group

	Development Costs £'000	*Licensing and OEM Authorisation Fees £'000*	*Goodwill £'000*	*Total £'000*
Cost				
At 1 January 2001	19,259	10,978	321,510	351,747
Exchange adjustments	102	326	3,786	4,214
Additions	1,749	7,570	-	9,319
Reclassifications and other adjustments	(922)	-	-	(922)
At 31 December 2001	20,188	18,874	325,296	364,358
Amortisation				
At 1 January 2001	3,304	2,058	-	5,362
Exchange adjustments	30	64	-	94
Charge for the period	2,223	745	-	2,968
Provision for impairment (see note below)	-	-	199	199
Reclassifications and other adjustments	29	-	-	29
At 31 December 2001	5,586	2,867	199	8,652
Net Carrying Amount				
At 31 December 2001	14,602	16,007	325,097	355,706
At 31 December 2000	15,955	8,920	321,510	346,385

The directors have considered the durability of goodwill arising on acquisition of the group's businesses on 1 October 1998. Taking into account the significant investment costs of entering these businesses; the regulatory barriers imposed; the stability and long term prospects of the aerospace industry; the long life span of individual models of aircraft for which the business has exclusive licences to repair and overhaul or for which it manufactures certain parts as sole or principal supplier; and the group's strong reputation and technological leadership, the directors believe that this goodwill has an indefinite life and consequently amortisation is not being provided.

The non-amortisation of goodwill represents a departure from the Companies Act 1985, Paragraph 21 of Schedule 4, for the over-riding purpose of giving a true and fair view of the group's results, for the reasons outlined above. If the goodwill arising on the acquisition of the group's businesses had been amortised over a period of 20 years, operating profit would have decreased by approximately £16.3 million in 2001 *(year ended 31 December 2000: £16 million)*.

In accordance with FRS 11 'Impairment of fixed assets and goodwill' the carrying amount of the group's subsidiary undertakings has been compared to their recoverable amounts, represented by their value in use to the group. The review has resulted in a full provision being made in respect of the group's operations in Australia.

Company

The company has no intangible fixed assets.

9 *Tangible Fixed Assets*

Group	*Land and Buildings* Freehold £'000	*Land and Buildings* Short Leasehold £'000	*Plant and Machinery* £'000	*Total* £'000
Cost				
At 1 January 2001	50,130	2,359	121,121	173,610
Exchange adjustments	611	72	2,416	3,099
Transfers and reclassifications	(367)	367	526	526
Additions	2,082	117	24,930	27,129
Disposals	-	-	(2,318)	(2,318)
At 31 December 2001	52,456	2,915	146,675	202,046
Depreciation				
At 1 January 2001	1,049	476	12,925	14,450
Exchange adjustments	20	16	201	237
Transfers and reclassifications	(121)	149	498	526
Charge for the period	811	160	11,904	12,875
Disposals	-	-	(739)	(739)
At 31 December 2001	1,759	801	24,789	27,349
Net Book Amount				
At 31 December 2001	50,697	2,114	121,886	174,697
At 31 December 2000	49,081	1,883	108,196	159,160

The amount of freehold land on which no depreciation is being provided at 31 December 2001 was £19,098,000 *(31 December 2000: £18,849,000)*.

Plant and machinery at 31 December 2001 includes no assets held under finance leases. At 31 December 2000 plant and machinery included leased assets that had a cost of £786,000, and accumulated depreciation of £281,000. During the current year these assets were purchased outright through the payment of all outstanding lease liabilities. The depreciation charge in the current year, prior to outright purchase, was £69,000 *($99,000)*.

Company

The company has no tangible fixed assets.

10 *Investments*

Company – Subsidiary Undertakings

	£'000
Cost at 31 December 2001 and 2000	160,000

A listing of the company's subsidiary undertakings is given in note 29 to the accounts.

11 Stocks

	Group 31 December 2001 £'000	Company 31 December 2001 £'000	Group 31 December 2000 £'000	Company 31 December 2000 £'000
Raw materials and consumables	36,225	-	35,595	-
Work in progress	22,252	-	18,869	-
Finished goods	10,019	-	10,026	-
	68,496	-	64,490	-

The replacement cost of stocks is not materially different from book values.

12 Debtors

	Group 31 December 2001 £'000	Company 31 December 2001 £'000	Group 31 December 2000 £'000	Company 31 December 2000 £'000
Trade debtors	90,634	-	98,587	-
Other debtors	9,681	-	13,418	-
Amounts due from group undertakings	-	392	-	393
Prepayments and accrued income	1,848	-	1,491	-
Deferred costs – initial manufactured parts provided	23,110	-	18,736	-
	125,273	392	132,232	393

All amounts are considered to be recoverable within one year other than deferred costs of which £21,175,000 is estimated to be recoverable after more than one year.

13 Cash at Bank and In hand

	Group 31 December 2001 £'000	Company 31 December 2001 £'000	Group 31 December 2000 £'000	Company 31 December 2000 £'000
Cash, bank current accounts and overnight deposits	29,063	-	37,219	-
Short-term bank deposits	11,535	-	-	-
	40,598	-	37,219	-

14 Creditors – Amounts falling due within one year

	Group 31 December 2001 £'000	*Company 31 December 2001 £'000*	*Group 31 December 2000 £'000*	*Company 31 December 2000 £'000*
Bank overdrafts	-	-	1,248	-
Bank loans *(note 16)*	54,394	-	19,395	-
Trade creditors	59,253	-	64,908	-
Other creditors	4,252	-	7,313	1
Taxation and social security	1,324	-	1,415	-
Corporation tax	8,871	-	4,361	-
Accruals and deferred income	17,823	-	25,654	-
Obligations under finance leases *(note 16)*	-	-	338	-
Payments on account	138	-	7,879	-
	146,055	-	132,511	1

The bank overdraft facilities are repayable on demand and are secured as part of the Ancilliary Facilities Agreement to the main banking facilities described in note 16. The available overdraft facilities at 31 December 2001 were £5 million, and Cdn$14.1 million.

15 Creditors – Amounts falling due after more than one year

	Group 31 December 2001 £'000	*Company 31 December 2001 £'000*	*Group 31 December 2000 £'000*	*Company 31 December 2000 £'000*
Bank loans *(note 16)*	371,101	-	385,639	-
Accruals and deferred income	12,986	-	6,796	-
	384,087	-	392,435	-

16 Borrowings

Total borrowings, excluding bank overdrafts and deferred debt issue costs, are repayable from the balance sheet date as follows:

	Group 31 December 2001			*Group 31 December 2000*		
	Debt £'000	*Finance Leases £'000*	*Total £'000*	*Debt £'000*	*Finance Leases £'000*	*Total £'000*
Year one	56,393	-	56,393	21,621	338	21,959
Years two to five	161,247	-	169,567	106,963	-	106,963
After five years	217,779	-	209,459	288,500	-	288,500
	435,419	-	435,419	417,084	338	417,422

16 *Borrowings....cont'd*

Borrowings include the following variable rate secured bank loans together with the Senior Notes:

Facility	Currency	Interest rate	Group 31 December 2001 £'000	Group 31 December 2001 US$'000	Group 31 December 2000 £'000	Group 31 December 2000 US$'000
2006 (Tranche A)	Sterling	LIBOR + 1.75%	128,960	-	139,200	-
2006 (Tranche B)	US dollars	LIBOR + 2.25%	57,827	83,849	55,899	83,849
2007 (Tranche C)	US dollars	LIBOR + 2.5%	57,820	83,849	55,899	83,849
2007 (Tranche D)	Sterling	LIBOR + 1.75%	19,000	-	-	-
2007 (Tranche E)	US dollars	LIBOR + 2.5%	16,640	24,128	16,086	24,128
Gross bank loans payable			280,247	191,826	267,084	191,826
2009 (Senior Notes)	US dollars	11.875%	155,172	225,000	150,000	225,000
Gross borrowings payable			435,419	416,826	417,084	416,826
Less debt issue costs to be amortised			(9,924)		(12,050)	
Borrowings payable net of debt issue costs			425,495		405,034	
Repayable within one year			54,394		19,395	
Repayable after more than one year			371,101		385,639	
			425,495		405,034	

The above bank loans bear interest rates based on the London Interbank Offered Rate ("LIBOR"). These rates are fixed in advance normally for periods ranging from one to six months. The bank loans are secured by substantially all of the shares of the direct and indirect subsidiary undertakings and a security interest in certain assets of these subsidiaries excluding those in Holland, Singapore and Australia.

The company and certain of its subsidiaries entered into credit agreements with the company's principal banks. The facilities provided under the credit agreements are described below.

The senior term debt facilities consist of a £160 million 7½ year amortising loan facility (the 'Tranche A' facility), two £50 million term loan facilities (the 'Tranche B' and 'Tranche C' facilities), a £75 million term loan facility (the 'Tranche E' facility) and a revolving credit facility (the 'Tranche D' facility) for £50 million. At the option of the group, borrowings under Tranches B, C and E were drawn down in US dollars.

The Tranche A facility was fully drawn by the group in five separate advances during 1998 and is repayable by instalment, with final maturity on 1 April 2006.

The Tranche B facility was fully drawn by the group in two separate advances during 1998 and is repayable by instalment, with final maturity on 1 October 2006.

The Tranche C facility was fully drawn by the group in two separate advances during 1998 and is payable by instalment, with final maturity on 1 October 2007.

16 Borrowings....cont'd

The Tranche D facility of £50 million is a revolving credit facility. At 31 December 2001 £19 million had been drawn down under this facility *(31 December 2000: £nil)*. The group's ability to draw down this facility is restricted by the level of any bank overdrafts or available credit facilities existing in the UK and North America at any point in time. At 31 December 2001 £11.389 million of this facility had been committed in respect of overdraft facilities in the UK (£5 million) and Canada (Cdn$14.1 million). Accordingly, the available facility at 31 December 2001 was £19.611 million *(31 December 2000: £38.611 million)*.

The Tranche E facility is a term loan facility. The aggregate amount to be repaid, on each of 1 October 2006 and 1 October 2007, shall be fifty per cent of the aggregate borrowings under the Tranche E facility outstanding on the seventh anniversary of the first date on which a draw down under Tranche E was made. During the period ended 31 December 1998, $24.128 million (£14.1 million sterling equivalent) was drawn down under this facility.

Final repayment is due on all amounts under these facilities in 2007.

The Senior Notes ("the Notes") are unsecured and mature on 15 May 2009. Interest at 11.875% is paid semi-annually. At the company's discretion the Notes may be redeemed on or after 15 May 2004. In addition, prior to 15 May 2002 the company may redeem up to 35% of the Notes with the net proceeds of an equity sale and may also redeem all, but not fewer than all, of the Notes if certain additional taxes become payable.

Certain of these facilities contain covenants that limit the group's ability to raise additional finance in the future.

Repayment profile (excluding leases)		*Group 31 December 2001*			*Group 31 December 2000*	
	Gross loans repayable £'000	*Debt issue costs £'000*	*Net loans Repayable £'000*	*Gross loans repayable £'000*	*Debt issue costs £'000*	*Net loans repayable £'000*
Year one	56,393	(1,999)	54,394	21,621	(2,226)	19,395
Years two to five	161,247	(6,294)	154,953	106,963	(7,361)	99,602
After five years	217,779	(1,631)	216,148	288,500	(2,463)	286,037
	435,419	(9,924)	425,495	417,084	(12,050)	405,034

The undrawn committed facilities available in respect of which all conditions precedent had been met at the balance sheet date were as follows:

	31 December 2001 £'000	*31 December 2000 £'000*
Expiring in one year or less	-	-
Expiring in more than one year but not more than two years	-	-
Expiring in more than two years	80,511	99,511
	80,511	99,511

All of the above committed borrowing facilities incur commitment fees at market rates.

The weighted average interest rate of borrowings (including cumulative preference shares but excluding the amortisation of debt issue costs) at 31 December 2001, after taking into account the various interest rate swaps and collars as described in note 20, was 9.4% *(31 December 2000: 9.5%)*.

16 Borrowings....cont'd

Analysis of obligations under finance leases:

	31 December 2001 £'000	*31 December 2000 £'000*
Total amounts repayable under finance lease agreements	-	352
Less finance costs allocated to future periods	-	(14)
	-	338

Obligations under finance leases are secured against the related assets.

The company has no borrowings.

17 Provisions for Liabilities and Charges

Group	*Deferred tax £'000*	*Warranty £'000*	*Total £'000*
At 1 January 2001	16,324	1,908	18,232
Exchange adjustments	38	35	73
(Credit)/charge during the year	(392)	4,000	3,608
Utilised during the year	-	(4,407)	(4,407)
At 31 December 2001	15,970	1,536	17,506

Warranty provisions are made on the basis of anticipated costs in respect of warranty claims received and/or known of at the balance sheet date, with the amounts provided expected to be utilised within eighteen months of the balance sheet date.

The company has no provisions for liabilities and charges.

17 *Provisions for Liabilities and Charges....cont'd*

The net deferred tax provision included within the accounts is analysed as follows:

	Group 31 December 2001 £'000	Company 31 December 2001 £'000	Group 31 December 2000 £'000	Company 31 December 2000 £'000
Deferred taxation provided				
Accelerated capital allowances and other timing differences relating to tangible fixed assets	14,129	-	14,923	-
Deferred taxation on other short term timing differences:				
Deferred costs and other intangible assets	6,612	-	5,222	-
Other short term timing differences	(4,771)	-	(3,821)	-
Losses	-	-	-	-
	15,970	-	16,324	-
Deferred taxation not provided				
Land and buildings	2,996	-	3,877	-
	2,996	-	3,877	-

Deferred tax (net of any double taxation relief) is not provided in respect of liabilities, which might arise on the distribution of unappropriated profits of overseas subsidiary undertakings where there is no intention to remit such profits.

18 Share Capital

The share capital of the company comprised:

	31 December 2001 Authorised Number	*£'000*	*31 December 2001 Allotted and Fully Paid Number*	*£'000*
Ordinary shares of 50 pence each	617,986	309	607,054	304
'A' Ordinary shares of 50 pence each	882,014	441	423,014	211
'B' Ordinary shares of 50 pence each	15,545,455	7,773	13,500,000	6,750
10% Cumulative redeemable preference shares of £1 each	155,862,000	155,862	145,862,000	145,862
	172,907,455	164,385	160,392,068	153,127

	31 December 2000 Authorised Number	*£'000*	*31 December 2000 Allotted and Fully Paid Number*	*£'000*
Ordinary shares of 50 pence each	617,986	309	607,054	304
'A' Ordinary shares of 50 pence each	882,014	441	423,014	211
'B' Ordinary shares of 50 pence each	15,545,455	7,773	13,500,000	6,750
10% Cumulative redeemable preference shares of £1 each	155,862,000	155,862	145,862,000	145,862
	172,907,455	164,385	160,392,068	153,127

Each Ordinary Share carries the right to vote and *pari passu* rights to receive dividends once dividends have been paid on the Preference Shares. Upon dissolution or liquidation of Dunlop Standard Aerospace Group Limited, any assets remaining following payment of amounts owed to creditors and to the holders of the Preference Shares are distributable among the holders of Ordinary Shares *pro rata* by the nominal value of Ordinary Shares held.

The 'A' Ordinary Shares and the 'B' Ordinary Shares are convertible into Ordinary Shares on the business day immediately prior to a sale or listing of Dunlop Standard Aerospace Group Limited. Each 'A' Ordinary Share or 'B' Ordinary Share so converted into an Ordinary Share will rank *pari passu* with the existing Ordinary Shares, and all of such shares together will constitute a single class of share.

The Preference Shares do not carry voting rights other than with regard to resolutions to wind up Dunlop Standard Aerospace Group Limited, to reduce its share capital or which otherwise adversely affect the rights of holders of Preference Shares, unless no dividend payment has been made on the Preference Shares within six months from the date of their redemption. Holders of the Preference Shares are entitled to receive a cumulative preferred dividend of 10% of the nominal value of the Preference Shares and premium paid-up thereon. Upon the occurrence of a listing or sale of Dunlop Standard Aerospace Group Limited, or if no such listing or sale has taken place by 31 December 2008, the Preference Shares must be redeemed on that date at a redemption price equal to the total subscription price paid, plus any unpaid amounts thereon, subject to certain restrictions. The undeclared dividend in respect of these shares for the current year was £14,586,200 *(year ended 31 December 2000: £14,586,200)*.

Non-equity shareholders' funds of £193,142,150 *(31 December 2000: £178,555,950)* comprise proceeds from the issue of the preference shares of £145,862,000 *(31 December 2000: £145,862,000)* plus cumulative unpaid dividends as at 31 December 2001 of £47,280,150 *(31 December 2000: £32,693,950)*.

18 Share Capital....cont'd

At 31 December 2001 and 31 December 2000 share options had been granted to employees (including directors) of the group to subscribe for shares as detailed in the table below. In all cases the subscription price is £1 per share. All of the options were granted on 1 October 1998 and no options have expired. The market value of the options at the date of grant was £1, which was equivalent to the exercise price at that date. There was consequently no cost to the group arising from the issue of the share options.

On 28 September 2000 the share option agreements were modified to permit share options to be exercised at any time.

	Options outstanding at 1 January 2001 Number	*Exercised during year Number*	*Options outstanding at 31 December 2001 Number*
Ordinary shares of 50 pence each	10,932	-	10,932
'A' Ordinary shares of 50 pence each	459,000	-	459,000
	469,932	-	469,932

On 8 March 2002 a further 101,000 'A' Ordinary shares were issued at £1 each pursuant to the exercise of share options under the Company's existing share option scheme.

19 Reserves

	Group		*Company*	
	Share premium account £'000	*Profit and loss account £'000*	*Share premium account £'000*	*Profit and loss account £'000*
At 1 January 2001	7,265	35,916	7,265	-
Retained profit/(loss) for the period	-	6,168	-	(14,586)
Add back undeclared preference dividend	-	14,586	-	14,586
Exchange adjustments – retained earnings	-	(67)	-	-
– net assets	-	5,979	-	-
– borrowings	-	(5,979)	-	-
– tax effect of above	-	127	-	-
At 31 December 2001	7,265	56,730	7,265	-

Of the amounts shown to the credit of the profit and loss account in the table above £47,280,150 *(31 December 2000: £32,693,950)* is not available for distribution to ordinary shareholders as it relates to the cumulative preference dividends not yet declared. The amount attributable to ordinary shareholders is therefore £9,449,850 *(31 December 2000: £3,222,050)*. Dividends may only be distributed to ordinary shareholders once the cumulative preference dividends have been paid.

20 Foreign Exchange and Interest Rate Disclosures

The group holds and issues financial instruments in order to finance its operations and to manage interest and foreign currency risks arising from its operations. The group does not hold financial instruments for trading purposes. The group's major financial risks relate to movements in exchange rates and interest rates. The group's treasury policies are reviewed on a regular basis and are approved by the Board.

The group borrows principally in US Dollars and Sterling (with the credit agreement also making available overdraft facilities in Sterling and Canadian dollars) at variable rates and is subject to fluctuations in interest rates on its borrowings and surplus cash. The group's policy is to hedge as a minimum approximately 75% of borrowings against future movements in interest rates, which is effected by using derivatives, such as interest rate swaps and collars where appropriate. Following the issue of the Senior Notes the level of fixed interest liabilities rose significantly.

The following summarises the group's outstanding swap contracts at 31 December 2001 and 31 December 2000, representing agreements to swap out of floating rates and into fixed rate payments:

Notional amount	*Term*	*Floating LIBOR rate*	*Fixed LIBOR rate*
£55 million	Nov 98 – Nov 02	£ LIBOR	6.19%
£55 million	Nov 98 – Nov 02	£ LIBOR	6.19%
US $20 million	Nov 00 – Nov 02	US$ LIBOR	5.28%
US $225 million	Nov 00 – Nov 02	US$ LIBOR	5.32%

Additionally, the group is committed under a US$ LIBOR interest rate contract on notional amounts of $161 million maturing November 2002. The contract specifies a cap rate of 7.00% and a floor of 3.81%.

Surplus cash is deposited with highly rated banks on maturities ranging from overnight up to three months. It is the group's objective to maintain undrawn committed borrowing facilities of at least 10% of borrowings in order to provide flexibility in managing the group's liquidity.

The group has significant operations in the US and Canada, as well as other countries outside of the UK and consequently the balance sheet can be significantly affected by movements in Sterling exchange rates. In addition currency exposures can arise from sales and purchases transactions denominated in foreign currencies. The group's policy is to use foreign currency loans to hedge foreign currency assets and liabilities. Transactional currency exposures are in the main naturally hedged, but where appropriate, are covered using forward exchange contracts.

Analyses of the currency exposures of assets and liabilities and interest rate exposure showing the effects of the financial instruments is detailed below. For the purposes of the following disclosures, short term debtors and creditors have been excluded.

20 *Foreign Exchange and Interest Rate Disclosures....cont'd*

Currency and interest rate risk profile of financial liabilities

After taking into account the group's floating into fixed interest rate swaps and forward foreign currency contracts (but before consideration of interest rate collars), the interest rate profile of the financial liabilities of the group as at 31 December 2001 and 31 December 2000 was:

		Year ended 31 December 2001	
Currency	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000
Sterling	147,960	37,960	110,000
US dollar	287,459	-	287,459
Total	435,419	37,960	397,459

		Year ended 31 December 2001 Fixed rate financial liabilities
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	8.1	0.9
US dollar	11.5	6.7
Total	11.2	6.3

		Year ended 31 December 2000	
Currency	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000
Sterling	139,200	29,200	110,000
US dollar	279,470	1,248	278,222
Total	418,670	30,448	388,222

		Year ended 31 December 2000 Fixed rate financial liabilities
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	7.9	1.9
US dollar	11.2	7.3
Total	10.8	6.6

With the exception of excluded items there are no financial liabilities on which no interest is paid.

20 *Foreign Exchange and Interest Rate Disclosures....cont'd*

Currency and interest rate risk profile of financial assets

The group held the following financial assets at 31 December 2001:

	Year ended 31 December 2001 Fixed rate financial assets £'000	Fixed interest rate %
Assets held as part of the financing arrangements of the group:		
Sterling cash deposits	10,388	4.0
US dollar cash deposits	1,147	1.62
Total	11,535	

The cash deposits comprise deposits placed on money markets at monthly rates. The interest rates above were fixed for 31 days as at 31 December 2001.

Fair values of financial assets and financial liabilities

Set out below is a comparison, by category, of book values (before debt issue costs) and fair values of all the group's financial instruments. There is no difference between the book values and fair values of any other financial assets or financial liabilities as at 31 December 2001.

	31 December 2001		31 December 2000	
	Book value £'000	Fair value £'000	Book value £'000	Fair value £'000
Primary financial instruments held or issued to finance the group's operations:				
Cash at bank and in hand	29,063	29,063	37,219	37,219
Short-term deposits	11,535	11,535	-	-
Short-term borrowings and current portion of long-term borrowings	56,393	56,393	23,207	23,207
Long-term borrowings	379,026	380,578	395,463	395,088
Preference shares	145,862	193,142	145,862	178,556
Derivative financial instruments held to manage the interest rate profile:				
Interest rate collar – unrealised (loss)/gain	-	(1,666)	-	(88)
Interest rate swaps – unrealised (loss)/gain	-	(7,304)	-	(1,388)

For cash at bank and in hand, short-term deposits and short-term borrowings, the fair value approximates to the carrying value due to the short maturity periods of these financial instruments. For medium and long-term borrowings the fair value is based on market values (eg. for the Senior Notes) or, where not available, on the quoted market prices of comparable debt issued by other companies. The fair value of the preference shares includes the cumulative preferred dividend entitlement to-date. Market rates have been used to determine the fair values of the interest rate collar and interest rate swap derivatives.

20 *Foreign Exchange and Interest Rate Disclosures....cont'd*

Hedges

Unrecognised gains and losses on instruments used for hedging (all interest rate hedges), and the movements therein, are as follows:

	Gains £'000	Losses £'000	Total net Gains/(losses) £'000
Unrecognised gains and losses on hedges at 1 January 2001	-	(1,476)	(1,476)
Gains and losses arising in previous period that were recognised in the year ended 31 December 2001	-	(802)	(802)
Gains and losses arising before 1 January 2001 that were not recognised in 2001	-	(674)	(674)
Gains and losses arising in 2001 that were not recognised in the year ended 31 December 2001	-	(8,296)	(8,296)
Unrecognised gains and losses on hedges at 31 December 2001	-	(8,970)	(8,970)

The above losses will be recognised during 2002.

Currency exposures

The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their local currency.

	Year ended 31 December 2001			
	Net foreign monetary assets/(liabilities)			
	Sterling £'000	US Dollar £'000	Other £'000	Total £'000
Functional currency of entity:				
Sterling	-	19,306	(153)	19,153
US Dollar	2,076	-	(2,073)	3
Other	(1,008)	77	147	(784)
	1,068	19,383	(2,079)	18,372

	Year ended 31 December 2000			
	Net foreign monetary assets/(liabilities)			
	Sterling £'000	US Dollar £'000	Other £'000	Total £'000
Functional currency of entity:				
Sterling	-	101	-	101
US Dollar	16,940	-	-	16,940
Other	471	(6,446)	-	(5,975)
	17,411	(6,345)	-	11,066

21 *Pensions*

The principal pension arrangements are provided for UK employees through the Dunlop Aerospace Limited UK Pension Scheme ("the Scheme"), which is a defined benefit scheme providing benefits based on final pensionable pay, and was opened in July 1999. The assets of the Scheme are held separately from those of the company, in an independently administered fund.

Contributions to the Scheme are charged to the profit and loss account so as to spread the cost of defined benefit pensions over employees' working lives with the group. The pension charge is determined by a qualified actuary using the projected unit method. The assumptions, which have the most significant effect on the results of the valuation, are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment returns would be 7% per annum pre-retirement and 5.5% per annum post-retirement, that salary increases would average 4.5% per annum and that pensions accrued since the scheme commenced would increase at the rate of 3% per annum.

The most recent actuarial valuation was undertaken as at 5 April 2000. It showed that the market value of the Scheme's assets, excluding the bulk transfer payment (from the previous pension arrangements) of £58,757,000 subsequently received in September 2000, was £3,177,000. Allowing for the bulk transfer payment, the assets represented 132% of the benefits that had accrued to members, (including liabilities represented by the bulk transfer amount) after allowing for expected future increases in earnings. After the valuation, benefits accrued up to April 2000 were increased by 5%. This reduced the surplus in the Scheme.

The pension charge for the Scheme for the current year was £2,503,000 *(year ended 31 December 2000: £2,452,000)*. This charge included the benefit of a reduction of £1,408,000 *(year ended 31 December 2000: £1,679,000)* due to the amortisation of experience surpluses that are being recognised over 12 years, the average remaining service lifetime of the employees.

Following the introduction of the Scheme contributions were payable at the rate of 15% for the employer and 5% for employees. This was also the rate at which the Scheme was initially being funded. An actuarial valuation of this scheme was completed during 2000, which resulted in a change in the contribution rates payable to 10% for the employer and 4% for employees. These are now the rates at which the Scheme is being funded. As a result of this change in funding rate there was a small prepayment included in the balance sheet at 31 December 2000 of £411,000. There is no such balance at 31 December 2001.

Details of the current year SSAP 24 charge are as follows:

	Year ended 31 December 2001 £'000	*Year ended 31 December 2000 £'000*
Regular service cost	3,916	4,137
Variation credit	(1,408)	(1,679)
Interest credit	(5)	(6)
Total charge in respect of UK defined benefit pension scheme	2,503	2,452

Subsequent to the year end this scheme was closed to new members.

21 *Pensions....cont'd*

In addition to the principal UK defined benefit plan, defined contribution schemes (401k or equivalent in the United States) have been established for the group's US and Canadian employees.

Certain employees in the Netherlands participate in a collectively-bargained multi-employer plan. In addition to the collectively-bargained plan, employees in the Netherlands also participate in a supplementary defined contribution scheme.

Employees in Singapore participate in a state sponsored multi-employer plan.

The total pension charge in the profit and loss account may be summarised as follows:

	Year ended 31 December 2001 £'000	*Year ended 31 December 2000 £'000*
Defined benefit schemes:		
UK only	2,503	2,452
Defined contribution schemes:		
US, Canada, Singapore and the Netherlands	2,747	1,902
	5,250	4,354

Additional disclosures required under the transitional arrangements of FRS 17 in respect of the UK defined benefit plan are set out below.

Financial assumptions	*Year ended 31 December 2001*
Salary increases	3.50%
Pension increases (on pensions now being accrued)	2.50%
Discount rate	5.75%
RPI	2.50%
Expected return on equities	7.50%
Expected return on bonds	5.75%

	%	*£'000*
The market value of the assets of the Scheme and the long-term expected rates of return on those assets are as follows:		
Equities	7.50	40,683
Bonds	5.75	18,324
		59,007
Present value of scheme liabilities		(55,688)
Surplus in the scheme		3,319
Related deferred tax liability		(996)
Net pension asset		2,323

21 *Pensions....cont'd*

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 December 2001 would be as follows:

	£'000
Net assets excluding pension asset	217,122
Pension asset	2,323
Net assets including pension asset	219,445
Profit and loss account excluding pension asset	56,730
Pension reserve	2,323
Profit and loss account	59,053

22 *Commitments*

Capital commitments

	Group 31 December 2001 £'000	Company 31 December 2001 £'000	Group 31 December 2000 £'000	Company 31 December 2000 £'000
Authorised and contracted	8,621	-	3,690	-

Lease commitments

The annual commitments under non-cancellable operating leases existing at 31 December 2001 were as follows:

	Group 31 December 2001		Group 31 December 2000	
	Land and Buildings £'000	Other £'000	Land and Buildings £'000	Other £'000
Within one year	92	293	281	274
Between two and five years	4,350	677	464	269
After five years	286	-	2,002	65
	4,728	970	2,747	608

The company had no commitments under non-cancellable operating leases existing at either balance sheet date.

23 *Contingent Liabilities*

Litigation
The group is involved, from time to time, in legal actions and claims arising in the ordinary course of business. While the ultimate result of these claims cannot presently be determined, the directors do not expect that these matters will have a material adverse effect on the financial position, profits and losses or cash flows of the group.

Environmental
The group has facilities which are located on land that has been used for industrial purposes for an extended period of time. The group has not been named as a potentially responsible party to any environmental sites. While it is not presently possible for the directors to determine the extent, if any, of the group's exposure to this matter or the impact on the financial position or profits and losses and cash flows of the group, the directors do not believe potential liabilities for such sites are material.

Other matters
The group's bankers have provided guarantees in the ordinary course of business amounting to £172,000.

24 *Related Party Transactions*

The company and group have taken advantage of the exemption provided by FRS 8 (Related Party Disclosures) in not disclosing transactions with other group companies where there is a common ownership interest in excess of 90% and where such transactions are fully eliminated on consolidation.

There were no amounts outstanding with the Dunlop Aerospace Limited UK Pension Scheme at 31 December 2001.

Disclosure of the directors' interests in the shares of the company is made in the Directors' Report.

25 *Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities*

	Year ended 31 December 2001 £'000	*Year ended 31 December 2000 £'000*
Operating profit	75,689	69,263
Depreciation	12,875	9,842
Amortisation of development costs and licensing and OEM authorisation fees	2,968	1,840
Amortisation of deferred costs	2,643	2,075
Loss on disposal of fixed assets	79	179
Goodwill impairment charge	199	-
Capital grant release	(264)	-
Exchange differences	(80)	-
Change in stocks	(2,327)	(11,561)
Change in debtors (excluding changes in deferred costs for initial manufactured parts provided)	14,636	(23,618)
Change in deferred costs for initial manufactured parts provided	(6,095)	(5,087)
Change in creditors and provisions	(19,691)	37,943
Net cash inflow from operating activities	80,632	80,876

26 Analysis of Changes in Net Debt During the Period

	At 1 January 2001 £'000	Cash flow £'000	Exchange Adjustments £'000	Other £'000	At 31 December 2001 £'000
Cash at bank and in hand	(37,219)	8,768	(612)	-	(29,063)
Overdrafts	1,248	(1,300)	52	-	-
	(35,971)	7,468	(560)	-	(29,063)
Short-term bank deposits	-	(11,381)	(39)	(115)	(11,535)
Debt due within one year	19,395	8,760	32	26,207	54,394
Debt due after one year	385,639	-	9,543	(24,081)	371,101
Finance leases	338	(352)	14	-	-
Total	369,401	4,495	8,990	2,011	384,897

Other includes the net change in deferred finance costs, accrued interest on bank deposits and reclassifications for debt that now falls due for repayment within one year of the balance sheet date.

27 Reconciliation of Net Cash Flow to Movement in Net Debt

	Year ended 31 December 2001 £'000	Year ended 31 December 2000 £'000
Decrease in cash for the year	7,468	9,346
Cash flow from increase/(decrease) in debt	8,408	(15,734)
Decrease in net debt from management of liquid resources	(11,381)	-
Change in net debt resulting from cash flows	4,495	(6,388)
Movement in debt issue costs	2,126	992
Other non-cash items	(115)	-
Exchange adjustments	8,990	19,058
Movement in net debt during the year	15,496	13,662
Net debt at beginning of year	369,401	355,739
Net debt at end of year	384,897	369,401

28 Subsequent Events

In connection with obtaining the authorisation to service and repair General Electric CF34 engines, the group has renegotiated its' existing banking facilities to enable it to support the capital investment required for this new programme. The revised terms include an increase of 0.25% to the interest margin on all tranches of the syndicated debt and the payment of a one-off fee of £350,000. The Tranche E facility now has a maximum drawdown of £49.1 million and all subsequent drawdowns must be related to the group's investment with respect to the CF34 engine service programme. Related to this agreement is a commitment from the company's preference shareholders to subscribe for additional preference shares in the amount of £5 million before 30 September 2002 and a further £5 million before 30 June 2003.

29 *Subsidiary Undertakings*

As at 31 December 2001 the subsidiaries of the company were as follows:

Name	*Country of Incorporation / Registration*	*Percentage of Ownership*
Intermediate Holding and Management Services companies		
Dunlop Standard Aerospace Holdings plc	England & Wales	100%
Dunlop Standard Aerospace (UK) Limited	England & Wales	100%
Dunlop Standard Aerospace Overseas Investments Limited	England & Wales	100%
Dunlop Limited	England & Wales	100%
Dunlop Holdings Limited	England & Wales	100%
Dunlop Standard Aerospace Overseas Limited	England & Wales	100%
Dunlop Standard Aerospace Trustee Limited	England & Wales	100%
Dunlop Standard Aerospace (US) Inc	United States of America	100%
Dunlop Standard Aerospace (Nederland) BV	Netherlands	100%
Dunlop Standard Aerospace (US) Legal Inc	United States of America	100%
Design and Manufacturing		
Dunlop Aerospace Limited	England & Wales	100%
Dunlop Aviation North America Inc	United States of America	100%
Stewart Warner South Wind Corporation	United States of America	100%
Dunlop Aviation Canada Inc	Canada	100%
Dunlop Aviation (SE Asia) Pte Limited	Singapore	100%
Dunlop Aviation Services S.A.	Belgium	100%
Engine Repair & Overhaul		
Standard Aero, Inc	United States of America	100%
Standard Aero (Alliance) Inc	United States of America	100%
Standard Aero de Mexico	Mexico	100%
Standard Aero Limited	Canada	100%
Standard Aero (Australia) Pty Limited	Australia	100%
Standard Aerospace BV	Netherlands	100%
Standard Aero BV	Netherlands	100%
Standard Aero (Asia) Pte Limited	Singapore	100%
Standard Aero (San Antonio) Inc	United States of America	100%
Dunlop Aerospace Parts Inc	United States of America	100%
Dormant		
Serck Aviation Limited	England & Wales	100%
Standard Aero International Pty Limited	Australia	100%
Not FM Canada Inc	Canada	100%

All subsidiary undertakings are wholly owned by their immediate parent undertaking other than Standard Aero de Mexico where 1% of the shares are held by Standard Aero Limited, and 99% by Standard Aero, Inc.

In each case the investments held represent the entire issued share capital (equity and non-equity) of the individual subsidiary undertakings. All investments are held indirectly through subsidiary undertakings other than the investment in Dunlop Standard Aerospace Holdings plc, which is directly held by the company.